Exhibit 12.2

AMERICAN HOMES 4 RENT, L.P.
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

	Six Months Ended	Year Ended December 31,
(Amounts in thousands)	June 30, 2018	2017	2016	2015	2014	2013 (1)
Earnings:
Income (loss) from continuing operations	$47,423	$76,492	$10,446	$(47,948)	$(33,092)	$(20,074)
Less: equity in earnings of joint ventures	(587)	(1,642)	(860)	—	—	—
Add: fixed charges	65,483	119,006	133,783	98,103	33,077	10,016
Less: capitalized interest	(3,799)	(5,656)	(2,290)	(8,690)	(13,196)	(9,646)
Less: gain on remeasurement of equity method investment	—	—	—	—	—	(10,945)
Less: gain on conversion of Series E units	—	—	(11,463)	—	—	—
Less: remeasurement of Series E units	—	—	—	(2,100)	5,119	2,057
Less: remeasurement of participating preferred shares	(1,212)	(2,841)	7,020	4,830	6,158	1,810
Total earnings	$107,308	$185,359	$136,636	$44,195	$(1,934)	$(26,782)

Combined fixed charges and preferred distributions:
Interest expense (including amortization of loan costs)	$61,279	$112,620	$130,847	$89,413	$19,881	$370
Capitalized interest	3,799	5,656	2,290	8,690	13,196	9,646
Portion of rental expense which represents interest factor	405	730	646	—	—	—
Fixed charges	$65,483	$119,006	$133,783	$98,103	$33,077	$10,016
Preferred distributions	26,581	60,718	43,264	41,067	37,528	16,223
Combined fixed charges and preferred distributions	$92,064	$179,724	$177,047	$139,170	$70,605	$26,239

Ratio of earnings to fixed charges	1.64	1.56	1.02	0.45	N/A	N/A

Ratio of earnings to combined fixed charges and preferred distributions	1.17	1.03	0.77	0.32	N/A	N/A

Surplus (deficiency) of earnings to fixed charges	$41,825	$66,353	$2,853	$(53,908)	$(35,011)	$(36,798)

Surplus (deficiency) of earnings to combined fixed charges and preferred distributions	$15,244	$5,635	$(40,411)	$(94,975)	$(72,539)	$(53,021)

(1)	Excludes discontinued operations.